

September 29, 2011

Via E-mail
Mr. John P. Rielly
Senior Vice President and Chief Financial Officer
Hess Corporation
1185 Avenue of the Americas
New York, NY 10036

>   **Re: Hess Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 1-01204**

Dear Mr. Rielly:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors Related to Our Business and Operations, page 14

Catastrophic events, whether naturally occurring or man-made, may materially affect our operations and financial conditions, page 16

1.   We note your disclosure in the above-captioned risk factor concerning operational and financial risks arising from unforeseen occurrences, and your disclosure on page 15 about the concerns that have been raised with regard to "the safety and environmental impact of" hydraulic fracturing. If material, please revise the above-captioned risk factor to address the specific operational and financial risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.

Note 1 – Summary of Significant Accounting Policies, page 53

Exploration and Development Costs, page 54

2.   We note you disclose that costs of injected CO_2 for tertiary recovery are expensed as incurred in the production phase. Please expand your disclosure to address how you account for costs associated with injected CO_2 for tertiary recovery methods in the development stage as well as how you determine when a tertiary recovery project transitions from the development stage to the production stage.

Note 2 – Acquisitions and Divestitures, page 57

3.   We note that you accounted for the acquisitions of your 2010 controlling interests in the Valhall and Hod fields as a business combination. Please tell us the form and nature of these interests (e.g. stock/ownership interests in an incorporated entity or undivided interests in an unincorporated entity such as concessions, mineral interests, extractive rights, production sharing contracts or similar arrangements).   Please tell us how you considered the guidance of FASB ASC 805-10-55-4 though 55-9 in determining that the Valhall and Hod fields meet the definition of a business.

4.   In relation to your previously held interests in the Valhall and Hod fields, please tell us how you considered FASB ASC 805-10-25-10 and whether any gain or loss was recognized in earnings.

5.   Please expand your disclosure to include the items prescribed by FASB ASC 805-30-50-1(a).

Note 17 – Guarantees and Commitments, page 83

6.   We note you have determined that the outcome of certain contingencies for which there is a reasonable possibility of a loss will not be material to your financial condition, "although the outcome of such proceedings could be material to the Corporation's results of operations and cash flows for a particular period depending on, among other things, the level of the Corporation's net income for such period." To the extent that such reasonably possible losses may be material to your results of operations or cash flows, please expand your disclosure here and on page 18 to include the nature of the contingency and the range of possible loss or a statement that such an estimate cannot be made. Refer to FASB ASC 450-20-50-4.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff at (202) 551-3237 or Alexandra M. Ledbetter at (202) 551-3317 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director